SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PT Indosat Tbk.

(Name of Subject Company (Issuer))

Qatar Telecom (Qtel) Q.S.C.

Qatar South East Asia Holding S.P.C.

Indonesia Communications Pte. Ltd.

(Names of Filing Persons (Offeror))

Series B Shares, par value Rp100 per share

(Title of Class of Securities)

744383100

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock, Esq.

+974 4400 400

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Joseph A. Cosentino, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$863,301,674.26	$33,927.76

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 1,314,466,775, which is the maximum number of Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk. (including Series B Shares underlying American Depositary Shares (“ADSs”) (each of which represents fifty (50) Series B Shares)) to be purchased pursuant to the Indonesian Offer for Series B Shares of PT Indosat Tbk. to which this Schedule TO relates and the concurrent U.S. Offer for ADSs (on a combined basis) by (ii) the offer price of Rp7,388 per Series B Share (Rp369,400 per ADS), as converted into U.S. dollars based on the exchange rate between Indonesian Rupiah and U.S. dollars of Rp11,249 to US$1.00, as reported by Bank Indonesia on January 15, 2009.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,927.76

Form or Registration No.:	Schedule TO-T

Filing Parties:	Qatar Telecom (Qtel) Q.S.C. Qatar South East Asia Holding S.P.C. Indonesia Communications Pte. Ltd.

Date Filed:	January 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 20, 2009 (the “Schedule TO”) by Qatar Telecom (Qtel), a company organized under the laws of Qatar (“Qtel”), Qatar South East Asia Holding S.P.C., a company organized under the laws of Bahrain, a wholly-owned direct subsidiary of Qtel and the parent company of ICLS, and Indonesia Communications Pte. Ltd., a company organized under the laws of Singapore and a wholly-owned indirect subsidiary of Qtel (“ICLS” and, together with Qtel, the “Offeror”). The Schedule TO relates to the Indonesian offer by the Offeror to purchase outstanding Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk., an Indonesian company (“Indosat” or the “Company”), other than Series B Shares held by Qtel and its affiliates and Series B Shares underlying American Depositary Shares (“ADSs”), upon the terms and subject to the conditions set forth in the Indonesian Offer to Purchase (“Offer to Purchase”) and the related Tender Offer Form (“Tender Offer Form”) (which, as amended or supplemented from time to time, together constitute the “Indonesian Offer”). Concurrently with the Indonesian Offer, the Offeror is offering to purchase ADSs, other than ADSs held by Qtel and its affiliates, pursuant to a U.S. offer (the “U.S. Offer for ADSs” and, together with the Indonesian Offer, the “Offers”). Each ADS represents fifty (50) Series B Shares. In the aggregate, the Offeror is offering to purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the Offers on a combined basis. If more than 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) are validly tendered and not properly withdrawn as of the expiration of the Offers, the Offeror will purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs so validly tendered into the U.S. Offer for ADSs) from tendering holders on a pro rata basis. Payment for Series B Shares accepted for purchase pursuant to the Indonesian Offer will be made in Indonesian Rupiah. This Amendment is being filed on behalf of the Offeror.

The information set forth in the Offer to Purchase, including Annex A and Schedules I, II and III thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11

The Offer to Purchase is hereby amended as follows:

1.	In the “Summary Term Sheet,” the first sentence of the paragraph under the question, “When and how will you pay for the Series B Shares I tender?” on page 7, is hereby amended and restated in its entirety to read as follows:

“We will pay the purchase price for the Series B Shares that we accept for purchase, net in cash in Indonesian Rupiah (without interest and subject to any required withholding of taxes), promptly following the expiration of this Indonesian Offer, but in any event no later than fifteen (15) calendar days after the expiration of this Indonesian Offer in accordance with Indonesian law.”

2.	In “Section 1 – Terms of the Indonesian Offer; Expiration Date,” the last sentence under the caption “Expiration Date” on page 14 is hereby revised to delete the word “terminate.”

3.	In “Section 6 – Price Range of Shares; Dividends,” the last table on page 21 is hereby amended and restated in its entirety as follows:

	2007	2006
Dividends per Series B Share	—	Rp129.75

4.	The heading “Section 13 – Extension of the Indonesian Offer; Termination; Amendment” on page 37, and the corresponding item in the Table of Contents, is hereby revised to delete the word “Termination.”

Item 4 of the Schedule TO is hereby amended and restated in its entirety as follows:

“(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“The Indonesian Offer — Terms of the Indonesian Offer; Expiration Date”);

•	Section 2 (“The Indonesian Offer — Procedures for Tendering Shares”);

•	Section 3 (“The Indonesian Offer — Withdrawal Rights”);

•	Section 4 (“The Indonesian Offer — Proration; Purchase of Shares and Payment of Purchase Price”);

•	Section 5 (“The Indonesian Offer — Material United States Federal Income Tax Consequences”);

•	Section 10 (“The Indonesian Offer — Interest of Directors and Executive Officers”);

•	Section 11 (“The Indonesian Offer — Plans for Indosat; Certain Effects of the Offers”); and

•	Section 13 (“The Indonesian Offer — Extension of the Indonesian Offer; Amendment”).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of February 3, 2009 that the information set forth in this statement is true, complete and correct.

QATAR TELECOM (QTEL) Q.S.C.

By:	/s/ Dr. Nasser Marafih
	Name:	Dr. Nasser Marafih
	Title:	Chief Executive Officer

QATAR SOUTH EAST ASIA HOLDING S.P.C.

By:	/s/ Dr. Nasser Marafih
	Name:	Dr. Nasser Marafih
	Title:	Chief Executive Officer

INDONESIA COMMUNICATIONS PTE. LTD.

By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Director